Exhibit 19

CELCUITY INC.

POLICY TO PROHIBIT INSIDER TRADING

As Amended & Restated February 12, 2026

Executive Summary

This Policy to Prohibit Insider Trading (the “Insider Trading Policy” or the “Policy”) provides guidelines for directors, officers, employees, or other representatives of Celcuity Inc. (“Celcuity” or the “Company”) who may have access to material non-public information about the Company or its customers, suppliers and other business partners.

Both federal securities laws and Company policy prohibit transactions in Company Securities at a time when you may be in possession of material information about the Company that has not been publicly disclosed. “Company Securities” means the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities.

You are similarly prohibited from buying or selling securities of Company customers, suppliers or other business partners when you have received, through your employment or other relationship with the Company, material non-public information about such customers, suppliers or business partners. These prohibitions also apply to members of your household as well as all others whose transactions may be attributable to you. Anyone who violates these prohibitions can face severe civil and criminal penalties.

“Material information” is any information that a reasonably prudent investor would consider to be important in making a decision to buy or sell a security. It specifically includes any information that would affect the public market price for the Company’s common stock. Either positive or negative information may be material. Once a public announcement has been made of the material information, you should wait at least 24 hours following the announcement before engaging in any market trade of Company stock (e.g., announcement at 10:00 a.m. on Monday, trade after 10:00 a.m. on Tuesday; announcement at 2:00 p.m. on Friday, trade after 2:00 p.m. on Monday), assuming at the time of the transaction you do not have other material information that has not been made public.

Securities laws and Company policy also prohibit disclosure of material non-public information except on a need-to-know basis. Even if you are not engaging in any stock trading activity, you must not disclose material information to others, especially to those outside the Company. This information is owned by the Company and must be protected as such. Any questions from brokers, securities analysts or the media regarding the Company should be directed to the Chief Executive Officer, the Chief Financial Officer, or the General Counsel.

This is only a summary. Please refer to the entire Insider Trading Policy set forth below for additional restrictions and requirements. If you have any questions about this Policy or your ability to share information or engage in a transaction involving Company Securities, please contact our General Counsel.

Insider Trading Policy

The Need for an Insider Trading Policy: The Company’s stock is publicly-traded; therefore, the Company is required to take active steps to prevent violations of insider trading laws by Company personnel, and members of the Board of Directors (each, a “Director”). Although insider trading has long been illegal, over the years Congress has expanded the enforcement authority of the Securities and Exchange Commission (the “SEC”) and the Justice Department, increased substantially the penalties for insider trading, and created potential liability for companies and other “controlling persons,” such as directors and managers, for violations by anyone under their supervision, influence or control. We are adopting this Insider Trading Policy to protect the Company and its Directors and personnel from liability and reputational harm, and to avoid even the appearance of improper conduct on the part of anyone employed by or associated with Celcuity (because anyone with material non-public information could be considered an “insider”). We cannot afford to have our reputation for integrity and ethical conduct damaged.

The Consequences: The consequences of insider trading violations can be severe. For individuals who trade on inside information (or tip information to others), the consequences can include a civil penalty of up to three times the profit gained or loss avoided, a criminal penalty (no matter how small the profit) of up to $5 million, and a prison sentence of up to 20 years. For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading, the consequences can include a civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the individual’s violation, and a criminal penalty of up to $25 million. In addition, any employee or consultant who violates this Policy faces discipline or even termination of employment for cause.

Any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career. Regulators use sophisticated surveillance techniques to identify transactions that may appear illegal, so you should assume that any suspicious trading activity, even if it is through foreign accounts or family members or friends or relates to only a small number of shares, will be detected and vigorously prosecuted.

Administration of the Policy: Our General Counsel will administer the Policy, provided that with respect to the General Counsel, the Chief Financial Officer will administer the Policy. All determinations by such individuals will be final and not subject to further review.

Our Policy: It is the policy of the Company that no Director, employee or other Company personnel (including contractors) who is aware of material non-public information relating to the Company (so-called “inside” information of a nature which could affect the Company’s stock price or affect an investor’s decision to buy or sell the Company Securities) may, directly or indirectly through family members or other persons or entities:

●	Engage in any transaction in Company Securities (including sales, purchases and bona fide gifts), unless this Policy provides a specific exception;

●	Recommend that others engage in transactions in Company Securities;

●	Disclose material non-public information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to anyone; or

●	Engage in any other action to take advantage of material non-public information, including assisting anyone engaged in the above activities.

Small transactions, and transactions that may be necessary or justifiable for independent reasons (such as the need to sell Company stock to raise money for an emergency expenditure), are no exception. The securities laws do not recognize any mitigating circumstances, and even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

●	Material Information. Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell securities. In short, any information that could reasonably affect a company’s stock is deemed to be “material.”

●	Examples. Common examples of information that will frequently be regarded as material are: projections of future earnings or losses; changes in projections which have been made public, news of a pending or proposed merger, acquisition, or tender offer; news of a significant product development or clinical trial results; changes in dividend policies, the declaration of a stock split or the offering of additional securities; changes in management; impending bankruptcy or financial liquidity problems; significant licensing or collaboration agreements; significant cybersecurity incidents or other significant disruptions in our business, reputation or assets; and the gain or loss of a substantial customer, supplier or other business partner. This is not an exhaustive list. Either positive or negative information may be material.

●	“Non-public” Information. As you can appreciate, it is also improper for Company personnel to enter a trade immediately after Celcuity has made a public announcement of material information, including earnings releases. Because Company stockholders and the investing public should be afforded the time to receive the information and act upon it, as a general rule you should not engage in any transactions until at least 24 hours after the information has been released. Thus, if an announcement is made at 10:00 a.m. on Monday, after 10:00 a.m. on Tuesday generally would be the first time you should trade, assuming you do not have other material information that has not been made public. If an announcement is made at 2:00 p.m. on Friday, the first time trading would be permitted would generally be after 2:00 p.m. on the following Monday.

●	20/20 Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any securities transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

●	Transactions by Dependents & Household Members. This Policy also applies to anyone living in your household (other than an unrelated person who the applicable Administrator of this Policy determines should not be covered by this Policy) and anyone financially dependent upon you or whose transactions in Company Securities are directed by you or are subject to your influence or control, even if they do not live in your household (such as parents, siblings or adult children who consult with you before they trade in Company Securities). Company personnel are expected to be responsible for compliance by their dependents and personal household, and you should treat all transactions by such persons as if the transactions were for your own account.

This Policy does not, however, apply to personal securities transactions of family members, financial dependents, or household members where the purchase or sale decision is made by a third party not controlled by, influenced by, or related to you or your family members.

●	Transactions by Entities That You Influence or Control. This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account. However, nothing in this Policy is intended to limit the ability of a venture capital partnership or other similar entity with which a director is affiliated to distribute Company Securities to its partners, members or other similar persons. It is the responsibility of each affected Director and the affiliated entity, in consultation with their own counsel (as appropriate), to determine the timing of any distributions, based on all relevant facts and circumstances and applicable securities laws.

●	Disclosing Information to Others. Whether the information is proprietary information about the Company or one of its customers, suppliers or other business partners, or information that could have an impact on the market price of the Company’s or its customer’s, supplier’s or other business partner’s stock, Company personnel must not pass the information on to others. The above penalties apply whether or not you derive any benefit from another’s actions. In order to prevent unintentional disclosure, all inquiries and requests for information regarding the Company or the Company’s customers, suppliers or other business partners (e.g., from the media, stockbrokers or securities analysts) should be referred to our General Counsel.

This Policy also applies to information relating to any other organization, including our customers, suppliers, and other business partners, and organizations that are involved in a potential transaction or business relationship with the Company, obtained in the course of your employment or other relationship with Celcuity. For example, you must keep information about that other company confidential and cannot engage in transactions in that other company’s securities if you are aware of non-public information that is material to that company. Note that what constitutes “material non-public information” differs by company. Information that is not material to Celcuity may be material to another company. Please consult with our General Counsel if you have any questions.

Exceptions: This Policy does not apply to the following transactions, except as specifically noted:

●	The exercise of stock options, except this Policy does apply to both the cashless exercise of such options and open market sales of shares acquired through the exercise of any options. Furthermore, stock option exercises are subject to the terms of the Company’s governing stock option plans and any agreements entered into between the Company and the holders of such options.

●	The purchase of Company Securities under the Company’s employee stock purchase plan resulting from the periodic contribution of money to the plan pursuant to a payroll deduction election, including any decision to terminate contributions made during any pay period, except that this Policy does apply to the sale of Company Securities purchased pursuant to the employee stock purchase plan.

●	The initial election to participate in the employee stock purchase plan for any enrollment period or any modifications following such initial election (i.e., to increase or decrease the contributions made during any pay period), if such election or modification was made at a time when the Covered Person does not possess material non-public information.

●	The purchase of Company Securities in the Company’s 401(k) plan resulting from the periodic contribution of money to the plan pursuant to a payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company Securities fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company Securities fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company Securities fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to the Company stock fund. It should be noted that sales of Company Securities from a 401(k) account are also subject to Rule 144, and therefore “affiliates” of the Company (typically officers and Directors) should ensure that a Form 144 is filed when required.

●	Any other purchase of Company Securities from the Company or sales of Company Securities to the Company.

Additional Prohibited Transactions: Celcuity prohibits Company personnel from engaging in any of the following activities with respect to Company Securities:

●	Trading in Company Securities on a short-term basis. Any Company stock purchased in the open market must be held for a minimum of six months. Subject to the terms of the applicable awards, stock received from the Company as a compensatory equity award that is registered with the SEC on a Form S-8 need not be held for six months and can be sold at any time, assuming you do not have any material non-public information.

●	Margin accounts and pledged securities. This Policy prohibits holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan.

●	Hedging Transactions. This Policy prohibits engaging in any hedging transactions with respect to Company Securities. Hedging transactions include transactions for which the value of the trade is tied to the value of Company Securities. Examples are put options, call options, and other derivative and financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit a director, officer or employee to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders.

●	Short Sales. This Policy prohibits short sales of Company Securities. Short sales (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), also prohibits officers and directors from engaging in short sales.

●	Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material non-public information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Trading Windows and Advance Notice Procedure for Directors, Executive Officers and Certain Other Key Employees.” In addition, if you are a Covered Person under this Policy, you should inform any broker with whom you place a standing or limit order of that designation at the time the order is placed.

Trading Windows and Advance Notice Procedure for Directors, Executive Officers and Certain Other Key Employees: Because the Company’s directors, executive officers and certain other key employees listed below (the “Covered Persons”) have regular access to material non-public information, this Policy requires that such persons comply with the trading window and advance notice procedures described below for all transactions in Company Securities. A “Covered Person” is any of the following persons subject to this Policy: (a) all executive officers and Directors of Celcuity Inc., (b) all administrative assistants supporting executive officers, (c) all members of the senior management team of Celcuity, (d) those persons within Celcuity identified by the Company’s General Counsel as a Covered Person for purposes of this Insider Trading Policy, and (e) if they are otherwise subject to this Policy, the household members, dependents and Controlled Entities of the individuals identified in (a), (b), (c), or (d) of this sentence. The Company may amend the list from time to time as it deems necessary to add or subtract from the list of Covered Persons.

The trading window and advance notice procedures are not applicable to employees other than the Covered Persons. However, even if you are not subject to these additional restrictions, you should exercise caution when engaging in transactions outside of the trading window because of the heightened risk that those transactions will attract regulatory scrutiny and may expose you to accusations of improper behavior.

Trading Window: Transactions in Company Securities by Covered Persons will be restricted to certain window periods following the end of each quarter. The window during which trades generally will be permitted, provided such trades comply with advance notice procedures (see below) and provided you possess no material non-public information, will begin 24 hours (not including weekends and other non-business days) after the public release of all material information with respect to the financial results of the most recently completed quarter and will end at the close of market on the 15th day of the third month following the end of the most recent fiscal quarter.

Event-Specific Restricted Periods: From time to time, there may be a material event that is known only to certain Covered Persons. In such instances, to avoid the appearance of impropriety, the General Counsel, together with the Chief Financial Officer, may not allow any Covered Persons to engage in transactions in Company Securities, regardless of whether the trading window is open. The General Counsel also has discretion to close the trading window early in any particular quarter. In either of these situations, the General Counsel may notify Covered Persons that they should not trade in Company Securities, without disclosing the reason for the restriction. The existence of an event-specific restricted period or shortening of the trading window will not be announced to the Company as a whole and should not be communicated to any other person. Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material non-public information.

Pre-Clearance of Transactions: To provide assistance in avoiding even the appearance of an improper transaction (which could result, for example, where a person engages in a trade while unaware of a pending major development), all transactions in Company Securities by “Covered Persons” (as defined above) must notify the General Counsel of the proposed transaction by submitting the Transaction Pre-Clearance Form set forth in Attachment 1, as updated from time to time by the Company, and await pre-clearance from the General Counsel. The pre-clearance request should be submitted at least two business days in advance of the proposed transaction and must be effected within five business days of receipt of pre-clearance, unless an exception is granted. Covered Persons should also notify the General Counsel once the pre-cleared transaction is completed.

The pre-clearance will serve only to confirm the status of the trading window. Even if you receive pre-clearance of an open trading window from the General Counsel, you are still prohibited under this Policy from effecting the transaction if you possess material non-public information or it would violate any other provision of this Policy or any applicable securities law or regulation. Pre-clearance is not a defense to a claim of insider trading and does not excuse you from otherwise complying with securities laws or this Policy. You may want to consult outside counsel regarding the proposed transaction. Transactions by the General Counsel must receive pre-clearance by the Chief Financial Officer.

Rule 10b5-1 Plans and Exceptions: The trading window restrictions and pre-clearance procedures set forth above do not apply to the transactions to which this Policy does not apply, as described under the heading “Exceptions.” Further, the trading window restrictions, event-specific restricted periods, and pre-clearance procedures do not apply to transactions conducted pursuant to a binding contract, written plan or specific instruction that is adopted and operated in compliance with Rule 10b5-1(c) of the Exchange Act and is adopted at a time when such Covered Person does not possess material non-public information, so long as the underlying contract, instruction or plan also complies with the Company’s Rule 10b5-1 Plan Guidelines set forth in Attachment 2 (“Rule 10b5-1 Plan Guidelines”). Any adoption, modification or termination of a Rule 10b5-1 Plan must be submitted to the General Counsel for approval, at least five business days prior to entering into, modifying or terminating the Rule 10b5-1 Plan.

In addition, Covered Persons who enter into any written contract, plan, instruction or arrangement, including holders of certain Company equity awards, such as restricted stock units, where the plan or instruction authorizes an agent to sell only such shares as are necessary to satisfy the Company’s tax withholding obligations arising exclusively from the vesting of the equity award, at a time that such Covered Person is not aware of material non-public, which (i) specifies the amount of Company Securities to be purchased or sold and the price at which and the date on which they are to be purchased or sold, or (ii) includes a written formula or algorithm to determine those transactions, or (iii) does not permit the Covered Person to exercise any subsequent influence over the transactions, must also (x) submit a request for approval at least five business days prior to entering into, modifying or terminating the contract, plan, instruction or arrangement, even if it does not meet the specific criteria of Rule 10b5-1(c) or the Company’s Rule 10b5-1 Plan Guidelines, or (y) with respect to certain Company equity awards, otherwise comply with the process established by the Company’s equity plan administrator for such plan or instruction.

Post-Termination Transactions: This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material non-public information when his or her service terminates, that individual may not engage in transactions in Company Securities until that information has become public or is no longer material.

Certification: Company personnel may be required from time to time to re-certify their understanding of and intent to comply with this Policy.

Company Assistance: Any person who has any general questions about this Policy or questions about specific transactions should contact the General Counsel. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment and consult with your legal and financial advisors, as needed. We advise you to seek assistance if you have any questions at all. The rules relating to insider trading can be complex, and a violation can carry severe consequences.

ATTACHMENT 1

CELCUITY INC.

TRANSACTION PRE-CLEARANCE FORM

Name of Covered Person: ________________________________

Date of Notice: ________________________________________

Anticipated Date of Transaction: __________________________

Please describe the proposed transaction, including the type of transaction (purchase, sale, option exercise, gift, etc.), the number of shares, and any third parties involved in the transaction:

Please list any transactions in the securities of Celcuity Inc. (“Celcuity”) in which you have engaged during the six months prior to the date of this notice, including, but not limited to, purchases or sales in the open market, exercises of options or warrants, gifts, or receipt of grants of restricted stock or other equity, OR if you have not had any such transactions in the preceding six months, please so indicate by checking this box. ☐

Date	Type of Transaction

Please check the following box to indicate that you are not in possession of material non-public information regarding Celcuity. ☐

Signature of Covered Person

NOTICE: This Form relates only to certain aspects of Celcuity’s Policy to Prohibit Insider Trading. Pre-clearance by the Company only indicates that a trading window is open. It does not indicate whether the transaction is allowable under applicable securities laws or Celcuity policies. YOU are responsible for compliance with all applicable securities laws and Celcuity policies. You are encouraged to consult outside counsel before engaging in the proposed transaction. Failure to receive pre-clearance at all or on a timely basis shall not give rise to any claims against the General Counsel, Chief Financial Officer, Chief Executive Officer or Celcuity.

To be completed by the Company:

Pre-cleared this ____ day of ______________, 20___.	Signature:
	Title:	General Counsel

Attachment 2

Celcuity Inc.

Rule 10b5-1 Plan Guidelines

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides a defense from insider trading liability if transactions occur pursuant to a plan that complies with the conditions set forth in Rule 10b5-1(c) of the Exchange Act (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, transactions in Company Securities may occur without regard to certain insider trading restrictions. In order to avoid a violation of securities laws and to comply with the Celcuity Inc. Policy to Prohibit Insider Trading (the “Policy”), any person subject to the Policy that intends to use a Rule 10b5-1 Plan must comply with these Rule 10b5-1 Guidelines. Please note that brokers may apply additional procedures, which may be more stringent.

In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material non-public information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

As specified in the Policy, a Rule 10b5-1 Plan must be approved by the General Counsel and meet the requirements of Rule 10b5-1 and these Guidelines. Any Rule 10b5-1 Plan must be submitted for approval five business days prior to entering into, modifying or terminating the Rule 10b5-1 Plan. Following approval of entry into the Rule 10b5-1 Plan, no further pre-approval of transactions conducted under the Rule 10b5-1 Plan will be required.

The following guidelines apply to all Rule 10b5-1 Plans:

●	You may enter into, modify or terminate a Rule 10b5-1 Plan only during a trading window. In addition, you may not enter into, modify or terminate a Rule 10b5-1 Plan during an event-specific restricted period or otherwise while you are aware of material non-public information.

●	Unless otherwise determined by the General Counsel, all Rule 10b5-1 Plans must have a duration of at least 6 months and no more than 2 years.

●	For officers and directors, no transaction may take place under a Rule 10b5-1 Plan until the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 Plan was adopted or modified (as specified in Rule 10b5-1). In any event, the cooling-off period is subject to a maximum of 120 days after adoption of the plan.

●	For persons other than officers and directors, no transaction may take place under a Rule 10b5-1 Plan until 30 days following the adoption or modification (as specified in Rule 10b5-1) of a Rule 10b5-1 Plan.

●	Subject to certain limited exceptions specified in Rule 10b5-1, you may not enter into more than one Rule 10b5-1 Plan at the same time.

●	Subject to certain limited exceptions specified in Rule 10b5-1, you are limited to only one “single trade” Rule 10b5-1 Plan during any 12-month period (i.e., a Rule 10b5-1 Plan designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 Plan as a single transaction).

●	You must act in good faith with respect to a Rule 10b5-1 Plan. A Rule 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b-5. Therefore, although modifications to an existing Rule 10b5-1 Plan are not prohibited, a Rule 10b5-1 Plan should be adopted with the intention that it will not be amended or terminated prior to its expiration.

●	Officer and directors must include a representation in the Rule 10b5-1 Plan at the time of its adoption or modification that (i) the person is not aware of material non-public information about the Company or Company Securities and (ii) the person is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

The Company and the Company’s officers and directors must make certain disclosures in SEC filings concerning Rule 10b5-1 Plans. Officers and directors of the Company must undertake to provide any information requested by the Company regarding Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances. Each director, officer and other Section 16 insider understands that the approval or adoption of a pre-planned selling program in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act, including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel in implementing a Rule 10b5-1 Plan.

[For use outside of Veeva.]

CERTIFICATION

The undersigned hereby certifies that they have read and understand, and agree to comply with, Celcuity Inc.’s Policy to Prohibit Insider Trading.

Date:
Signature

Name (please print)